Exhibit 99.1

Americas Gold and Silver Announces Results of Shareholder Meeting

TORONTO--(BUSINESS WIRE)--June 11, 2021--Americas Gold and Silver Corporation (“the “Company”) (TSX:USA; NYSE American: USAS) is pleased to report that shareholders voted in favour of all items of business including the election of each of the nominees listed in its management information circular (“Circular”) dated April 30, 2021 at its annual and special meeting of shareholders held on June 10, 2021. Detailed results from the election of directors are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Alex Davidson	32,027,448	78.97%	8,529,659	21.03%
Darren Blasutti	35,023,999	86.36%	5,533,108	13.64%
Alan Edwards	34,863,041	85.96%	5,694,066	14.04%
Bradley R. Kipp	35,021,779	86.35%	5,535,328	13.65%
Gordon Pridham	32,481,343	80.09%	8,075,764	19.91%
Manuel Rivera	35,029,162	86.37%	5,527,945	13.63%
Lorie Waisberg	23,090,842	56.93%	17,466,265	43.07%

The biographies of directors and further details about the Company’s corporate governance practices are available at www.americas-gold.com.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503